Filed pursuant to Rule 424(b)(3)
File No. 333-256463

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 9, 2022, as supplemented)

ConvexityShares Daily 1.5x SPIKES Futures ETF (SPKY)

ConvexityShares 1x SPIKES Futures ETF (SPKX)

This supplement is to the prospectus (the “Prospectus”) of ConvexityShares Trust (the “Trust”) dated June 9, 2022, which relates to shares (the “Shares”) issued by the ConvexityShares Daily 1.5x SPIKES Futures ETF and the ConvexityShares 1x SPIKES Futures ETF (the “Fund”), each a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-256463. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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The section of the Prospectus titled “Creation and Redemption of Shares – Creation Procedures” is hereby deleted and replaced with the following:

Creation Procedures

On any business day, an Authorized Participant may place an order with the Transfer Agent, and accepted by the Distributor, to create one or more Units. For purposes of processing purchase and redemption orders for a Fund, a “business day” means any day other than a day when any of NYSE Arca, the New York Stock Exchange, MGEX or other exchange material to the valuation or operation of the applicable Fund, or the calculation of the SPIKES Index, options contracts underlying the SPIKES Index, SPIKES futures contracts or the Index is closed for regular trading. Purchase orders must be placed by 2:00 p.m. E.T. This time may be modified by the Fund from time-to-time for any reason by amendment to the “Authorized Participant Agreement” and/or applicable order form. The day on which a valid purchase order is received in accordance with the terms of the Authorized Participant Agreement is referred to as the purchase order date. Purchase orders are irrevocable. By placing a purchase order, and prior to delivery of the applicable Units, an Authorized Participant’s DTC account will be charged the non-refundable transaction fee due for the purchase order.

The first paragraph of the section of the Prospectus titled “Creation and Redemption of Shares – Redemption Procedures” is hereby deleted and replaced with the following:

The procedures by which an Authorized Participant can redeem one or more Units mirror the procedures for the creation of Units. On any business day, an Authorized Participant may place an order with the Transfer Agent, and accepted by the Distributor, to redeem one or more Units. Redemption orders must be placed by 2:00 p.m. E.T. This time may be modified by the Fund from time-to-time for any reason by amendment to the Authorized Participant Agreement and/or applicable order form. A redemption order so received will be effective on the date it is received in satisfactory form in accordance with the terms of the Authorized Participant Agreement. The redemption procedures allow Authorized Participants to redeem Units and do not entitle an individual shareholder to redeem any shares in an amount less than a Redemption Unit, or to redeem Units other than through an Authorized Participant. The day on which the Distributor receives a valid redemption order is the redemption order date. Redemption orders are irrevocable.

The date of this prospectus supplement is November 14, 2022